Exhibit 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

InSync Staffing Services, Inc.	Delaware

Matrix IT Ltd.	Israel

Magic Software Enterprises Ltd.	Israel

Sapiens International Corporation N.V.	Curaçao

TSG Advanced IT Systems, Ltd	Israel